SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

TABLE OF CONTENT

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Annual Results Announcement of China Unicom (Hong Kong) Limited for the year ended December 31, 2009, dated March 24, 2010

2	Announcement in relation to Closure of Register of Members and the Withholding and Payment of Enterprise Income Tax for Non-resident Enterprises in respect of 2009 Final Dividend dated March 24, 2010
FORWARD-LOOKING STATEMENTS
This Annual Results Announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the mutual investment by the Company and Telefónica S.A. in each other and the Company’s strategic alliance with Telefónica S.A., the off-market share repurchase by the Company from SK Telecom Co., Ltd.; (ii) the Company’s plans for network expansion, including those in connection with the build-out of third generation mobile telecommunications, or 3G, digital cellular business and network infrastructure; (iii) the Company’s competitive position, including the Company’s ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new businesses and markets; (iv) the Company’s future business condition, including the Company’s future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this Annual Results Announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2010	CHINA UNICOM (HONG KONG) LIMITED (Registrant)
	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
2009 ANNUAL RESULTS ANNOUNCEMENT

Highlights:
Revenue	:	RMB153.95 billion.
Profit for the year	:	RMB9.56 billion.
Basic earnings per share	:	RMB0.402.

Continuing operations:
In accordance with International Financial
Reporting Standards/Hong Kong
Financial Reporting Standards	On comparable basis

• Telecommunications service revenue:
RMB149.59 billion, down by 2.1% from 2008.	RMB149.10 billion, down by 1.2%(a) compared on the same basis of 2008.
• Profit for the year:
RMB9.56 billion, up by 22.1% from 2008.	RMB9.61 billion, down by 35.2%(b) compared on the same basis of 2008.
• EBITDA:
RMB59.85 billion, up by 3.8% from 2008.	RMB60.12 billion, down by 12.4%(c) compared on the same basis of 2008.
Notes:
(a)	Excluding deferred fixed-line upfront connection fees and interconnection revenue between certain fixed-line business and the discontinued operations of CDMA business.

(b)	Excluding deferred fixed-line upfront connection fees, gain on the non-monetary assets exchange, the lease fee for the telecommunications networks of 21 provinces in Southern China, realised gain on changes in fair value of derivative financial instrument and impairment loss on Personal Handyphone System service related equipment.

(c)	Excluding deferred fixed-line upfront connection fees, the lease fee for the telecommunications networks of 21 provinces in Southern China, realised gain on changes in fair value of derivative financial instrument and impairment loss on Personal Handyphone System service related equipment.

CHAIRMAN’S STATEMENT
In 2009, faced with the challenges brought by the global financial crisis, the intensified industry competition and the opportunities arising from the broadband Internet and 3G businesses, the Company fully integrated resources, actively developed the market and accelerated network construction. The overall business development remained steady, the revenue structure was gradually improved and the network capacity increased substantially, laying a solid foundation for the future development of the Company.
FINANCIAL PERFORMANCE
In 2009, revenue of the Company totaled RMB153.95 billion. After excluding deferred fixed-line upfront connection fee of RMB0.49 billion, telecommunications service revenue after adjustment (Note 1) would be RMB149.10 billion, representing a decrease of 1.2% over last year when compared on the same basis, of which telecommunications service revenue from mobile business was RMB69.77 billion, representing an increase of 8.6% over last year, while telecommunications service revenue from fixed-line business after adjustment would be RMB79.06 billion, representing a decrease of 8.5% over last year when compared on the same basis. Of the revenue from the fixed-line business after adjustment, revenue from fixed-line broadband services was RMB23.90 billion, representing an increase of 14% over last year.
In 2009, profit of the Company was RMB9.56 billion, representing an increase of 22.1% as compared with profit from the continuing operations of last year. Due to the decline of fixed-line voice business and the 3G business being at the initial stage of operation, this represented a decrease of 35.2% over last year when compared on the same basis (Note 2). Basic earnings per share was RMB0.402.
As at 31 December 2009, total interest-bearing debts of the Company were RMB74.46 billion. Debt-to-capitalisation ratio was 26.5%. The Company’s debt-to-capitalisation structure was solid.
Based on the Company’s financial position in 2009 and taking into account the development needs of the mobile and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.16 per share for the year ended 31 December 2009.
BUSINESS PERFORMANCE
In 2009, the Company conducted full-service operation on a comprehensive basis. The mobile and fixed-line broadband businesses continued to maintain growth while the fixed-line voice business was still under the declining pressure; business revenue structure gradually improved; network communications capability significantly enhanced; and international cooperation achieved positive progress.

The GSM business continued to grow. The Company continued to develop the subscriber market, strengthened the marketing of value-added services with focus on services such as GPRS and SMS. As at 31 December 2009, the total number of GSM subscribers reached 144.845 million, representing an increase of 8.6% over last year. Telecommunications service revenue from the GSM business was RMB69.000 billion, representing an increase of 7.4% over last year. Of which, revenue from the GSM value-added services accounted for 27.3% of the revenue from GSM mobile services, representing an increase of 2 percentage points over last year.
3G services commercially launched and saw a favourable development trend. On 1 October 2009, the Company officially launched 3G services in 285 cities. As at 31 December 2009, the number of cities covered by 3G commercial services increased to 335 and the total number of 3G subscribers reached 2.742 million, of which the handset subscribers reached 83.7%. The ARPU of 3G subscribers reached RMB141.7.
To develop 3G business, the Company adopted a unified marketing strategy nationwide for its products, tariffs and terminals. The Company launched various innovative 3G service products to drive consumption of data services; implemented multi-channel 3G business sale and marketing; and provided subscribers with convenient and high-quality service experience. The Company also launched a unified 3G e-sales service management system to provide unified e-service support for various sales channels.
The fixed-line broadband business saw rapid growth while the fixed-line voice business still faced declining pressure. The Company made great efforts in facilitating fixed-line broadband upgrading and speed enhancement, and actively developed the fixed-line broadband market. As at 31 December 2009, the total number of local telephone subscribers was 102.822 million, representing a decrease of 6.2% over last year; the total number of fixed-line broadband subscribers reached 38.550 millions, representing an increase of 28.2% over last year. Revenue from the fixed-line broadband business was RMB23.90 billion, representing an increase of 14.0% over last year. It accounted for 30.2% of the revenue in fixed-line telecommunications services after adjustment (Note 1), representing an increase of 5.9 percentage points over last year.
Network capacity was significantly enhanced. The Company made great efforts in constructing 3G networks and rapidly formed an extensive network. As at 31 December 2009, the 3G network had covered 335 cities nationwide with the total number of base stations reaching 107,000. The Company also continued to expand the coverage of the GSM network and improved the quality of the network operation. As at 31 December 2009, the number of GSM base stations increased by 36.7% over last year. The service connection rate increased substantially while the call-drop rate decreased significantly. Fixed-line broadband network capacity continued to increase. Inter-provincial network transmission capacity increased more than 70% over last year. Internet outbound bandwidth increased by 148.0% over last year. The enhancement of network capacity and the improvement of network quality offered strong support to the Company’s business development.

International cooperation further strengthened. The Company emphasized the strengthening of 3G industry chain cooperation, aiming to transform industry chain advantages of WCDMA technology into market advantages for the 3G development. On 30 October 2009, in partnership with Apple Inc., the Company commenced the sale of iPhones. The combination of WCDMA network and iPhone handset significantly enhanced the influence of the Company’s 3G brand. It further brought a brand new experience to the 3G subscribers. In promoting international cooperation, the Company entered into a strategic alliance and mutual investment agreement with Telefonica Internacional S.A.U. on 6 September 2009. The two parties agreed to deepen their cooperation in various areas.
INTERNAL INTEGRATION
In 2009, faced with a complex situation following industry restructuring, the Company further made clear its development strategy, optimized and consolidated resources in organizational structure, human resources, operations, network and IT systems, service system and brands, and also improved basic management systems such as finance, risk and internal control. The Company progressively pushed forward internal integration and laid a solid foundation for the sustainable development of the Company.
CORPORATE SOCIAL RESPONSIBILITIES
In 2009, the Company actively performed its corporate social responsibilities and spared no efforts in enhancing service standard and ensuring smooth communication; endeavoured to implement energy saving and discharge reduction; and created a healthy network environment. The Company also made great efforts to assist in the informationization of villages and actively participate in disaster relief work, with a view to contributing to the community.
OUTLOOK
Looking forward, the Company will focus on growth and strengthen its competitiveness in order to enhance its industry status and to achieve a leading position in its core businesses.
In 2010, the Company will firmly capture the major trend of the nation’s strategy of driving the development of information technology and the upgrading of the telecommunication industry to actively develop the market, increase operation supporting capabilities; enhance execution. The Company will further adjust structure during development and increase vitality during innovation, with a view to enhancing its overall competitive strength.
Stepping up efforts in market development to increase the level of business development: To focus on the target customers to achieve the scale development of 3G subscribers; step up efforts in retaining GSM subscribers and increase the quality of subscriber development to achieve the steady development of the 2G business; actively develop the information technology application market to ensure faster growth of the broadband business; actively adopt measures such as integrated marketing to promote fixed-line and mobile integrated products to mitigate the decline in the fixed-line voice business, and to increase the share of the revenue contributed by the fixed-line non-voice business to over 50%.

Focusing on the development of core businesses to increase the level of operational support: To expedite the enhancement of the sales capability of self-owned channels, social channels and electronic channels; strengthen business and tariff management, improve the branding system and the effective use of marketing resources to increase the level of refined marketing; establish a sound full-process management system on innovative products; expedite the enhancement of information technology support capability; further improve the standard of customer services.
Vigorously promoting network construction to increase the level of network support: To fully consider the needs of subscribers and the requirements of future development, and in accordance with the principle of “a single 2G/3G network” to push forward the construction of the high-quality 3G network and the improvement of the 2G networks; increase the overall broadband access and basic network transmission capacity based on the carrying requirements of the mobile, broadband, integrated businesses; step up efforts in network maintenance and optimization to further improve network quality.
Establishing sound systems and mechanisms to increase fundamental management standard: To integrate the use of resources, optimize the business process to improve the overall operating flow; further enhance overall budgeting, capital and assets, risk and internal control, network information security and other aspects of basic management so as to lay a solid foundation for the sustainable development of the Company.
Lastly, on behalf of the Board of the Company, I would like to express my gratitude to the shareholders, the government and the community for their support to the Company. I would like to take this opportunity to express my heartfelt gratitude to the former director in 2009, Mr. Jung Man Won for his outstanding contribution to the Company during his term of office, and also to the management and all staff members of the Company for their efforts on the development of the Company.
Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 24 March 2010
Note 1:	In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008; and

(2)	interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business for 2008.
Note 2:	In order to ensure the comparability of profit before tax and profit for the year, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;

(2)	gain of RMB0.04 billion from the non-monetary assets exchange for 2009 and RMB1.31 billion for 2008;

(3)	the lease fee of RMB2.00 billion for the telecommunications networks of 21 provinces in Southern China for 2009;

(4)	realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009, and

(5)	impairment loss of RMB11.84 billion on PHS service related equipment in 2008.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2009, which were extracted from the audited financial statements of the Group as set out in the Company’s 2009 Annual Report.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2009
(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
			2008
			As restated
	Note	2009	(Note 3 (a))

ASSETS
Non-current assets
Property, plant and equipment	5	351,157	285,469
Lease prepayments		7,729	7,863
Goodwill		2,771	2,771
Deferred income tax assets		5,202	5,334
Available-for-sale financial assets		7,977	95
Other assets		11,596	9,087

		386,432	310,619

Current assets
Inventories and consumables		2,412	1,092
Accounts receivable, net	7	8,825	9,341
Prepayments and other current assets		4,252	2,715
Amounts due from ultimate holding company		—	169
Amounts due from related parties		53	128
Amounts due from domestic carriers		1,134	974
Proceeds receivable for disposal of the CDMA business	17	5,121	13,140
Short-term bank deposits		996	337
Cash and cash equivalents		7,820	10,237

		30,613	38,133

Total assets		417,045	348,752

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	8	2,310	2,329
Share premium	8	173,435	166,784
Reserves	9	(18,088)	(15,464)
Retained profits
- Proposed final dividend	18	3,770	4,754
- Others		45,038	49,322

		206,465	207,725

Minority interest in equity		2	2

Total equity		206,467	207,727

		As at 31 December
			2008
			As restated
	Note	2009	(Note 3 (a))

LIABILITIES
Non-current liabilities
Long-term bank loans		759	997
Corporate bonds	10	7,000	7,000
Deferred income tax liabilities		245	16
Deferred revenue		2,562	3,398
Other obligations		187	1,681

		10,753	13,092

Current liabilities
Accounts payable and accrued liabilities	11	104,072	67,509
Taxes payable		912	11,307
Amounts due to ultimate holding company		308	—
Amounts due to related parties		5,438	1,658
Amounts due to domestic carriers		1,136	956
Payables in relation to disposal of the CDMA business		7	4,232
Dividend payable	18	331	149
Short-term commercial paper	12	—	10,000
Short-term bank loans	13	63,909	10,780
Current portion of long-term bank loans		62	1,216
Current portion of deferred revenue		1,397	2,200
Current portion of other obligations		2,534	3,012
Advances from customers		19,719	14,914

		199,825	127,933

Total liabilities		210,578	141,025

Total equity and liabilities		417,045	348,752

Net current liabilities		(169,212)	(89,800)

Total assets less current liabilities		217,220	220,819

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED 31 DECEMBER 2009
(All amounts in RMB millions, except per share data)

			Year ended 31 December
				2008
				As restated
	Note		2009	(Note 3 (a))

Continuing operations
Revenue	4, 14		153,945	159,792

Interconnection charges			(12,955)	(13,038)
Depreciation and amortisation			(47,587)	(47,961)
Networks, operations and support expenses			(21,728)	(18,736)
Leasing fee for telecommunications networks in Southern China	1	(b)	(2,000)	—
Employee benefit expenses			(21,931)	(20,758)
Other operating expenses			(36,723)	(37,748)
Finance costs			(1,036)	(2,423)
Interest income			91	265
Impairment loss on property, plant and equipment	5		—	(11,837)
Realised gain on changes in fair value of derivative financial instrument	16		1,239	—
Other income — net	15		962	2,097

Profit from continuing operations before income tax			12,277	9,653
Income tax expenses	6		(2,721)	(1,828)

Profit from continuing operations			9,556	7,825

Discontinued operations
Profit from discontinued operations	17		—	1,438
Gain on disposal of discontinued operations	17		—	26,135

Profit for the year			9,556	35,398

Attributable to:
Equity holders of the Company			9,556	35,398
Minority interest			—	—

			9,556	35,398

		Year ended 31 December
			2008
			As restated
	Note	2009	(Note 3 (a))

Earnings per share for profit attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	19	0.40	1.49

Diluted earnings per share (RMB)	19	0.40	1.48

Earnings per share for profit from continuing operations attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	19	0.40	0.33

Diluted earnings per share (RMB)	19	0.40	0.33

Earnings per share for profit from discontinued operations attributable to equity holders of the Company during the year

Basic earnings per share (RMB)	19	—	1.16

Diluted earnings per share (RMB)	19	—	1.15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2009
(All amounts in RMB millions)

	Year ended 31 December
	2009	2008

Profit for the year	9,556	35,398

Other comprehensive loss
Fair value losses on available-for-sale financial assets	(71)	(188)
Tax effect on fair value losses on available-for-sale financial assets	33	47

Fair value losses on available-for-sale financial assets, net of tax	(38)	(141)
Currency translation differences	—	(29)

Other comprehensive loss for the year, net of tax	(38)	(170)

Total comprehensive income for the year	9,518	35,228

Total comprehensive income attributable to:
Equity holders of the Company	9,518	35,228
Minority interest	—	—

	9,518	35,228

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2009
(All amounts in RMB millions)

			Year ended 31 December
				2008 As
				restated
	Note		2009	(Note 3 (a))

Cash flows from operating activities
Cash generated from operations	(a	)	63,990	67,794
Interest received			93	269
Interest paid			(1,681)	(3,011)
Income tax paid			(4,669)	(7,811)

Net cash inflow from operating activities of continuing operations			57,733	57,241
Net cash inflow from operating activities of discontinued operations	17		—	656

Net cash inflow from operating activities			57,733	57,897

Cash flows from investing activities
Purchase of property, plant and equipment			(78,130)	(48,127)
Proceeds from disposal of property, plant and equipment and other assets			611	488
Dividends received from available-for-sale financial assets			177	3
Consideration for purchase of business and entities under common control			(3,896)	(5,880)
(Increase)/decrease in short-term bank deposits			(659)	415
Purchase of other assets			(3,411)	(1,641)

Net cash outflow from investing activities of continuing operations			(85,308)	(54,742)
Net cash (outflow)/inflow from investing activities of discontinued operations	17		(5,039)	29,489

Net cash outflow from investing activities			(90,347)	(25,253)

		Year ended 31 December
			2008 As
			restated
	Note	2009	(Note 3 (a))

Cash flows from financing activities
Proceeds from exercise of share options		—	450
Proceeds from short-term commercial paper		—	10,000
Proceeds from short-term bank loans		96,204	50,714
Proceeds from long-term bank loans		—	2,888
Proceeds from issuance of corporate bonds		—	5,000
Proceeds from related party loans		2,114	—
Repayment of short-term commercial paper		(10,000)	(20,000)
Repayment of short-term bank loans		(43,075)	(51,784)
Repayment of long-term bank loans		(1,406)	(23,832)
Repayment of capital element of finance lease payments		—	(101)
Repayment of related party loans		—	(2,222)
Payment of prior year profit transfer		(266)	(101)
Consideration for off-market share repurchase		(8,802)	—
Dividends paid to equity holders	18	(4,572)	(6,082)

Net cash inflow/(outflow) from financing activities of continuing operations		30,197	(35,070)
Net cash outflow from financing activities of discontinued operations		—	—

Net cash inflow/(outflow) from financing activities		30,197	(35,070)

Net cash inflow/(outflow) from continuing operations		2,622	(32,571)
Net cash (outflow)/inflow from discontinued operations	17	(5,039)	30,145

Net decrease in cash and cash equivalents		(2,417)	(2,426)
Cash and cash equivalents, beginning of year		10,237	12,663

Cash and cash equivalents, end of year		7,820	10,237

Analysis of the balances of cash and cash equivalents:
Cash balances		7	8
Bank balances		7,813	10,229

		7,820	10,237

(a)	The reconciliation of profit from continuing operations before income tax to cash generated from continuing operations is as follows:

	Year ended 31 December
	2009	2008
		As restated
		(Note 3 (a))

Profit from continuing operations before income tax	12,277	9,653
Adjustments for:
Depreciation and amortisation	47,587	47,961
Interest income	(91)	(265)
Finance costs	828	2,153
Gain on disposal of property, plant and equipment and other assets	(91)	(10)
Gain on non-monetary assets exchange	(38)	(1,305)
Share-based compensation costs	27	84
Provision for doubtful debts	2,355	3,025
Impairment loss on property, plant and equipment	—	11,837
Realised gain on changes in fair value of derivative financial instruments	(1,239)	—
Dividends from available-for-sale financial assets	(215)	(3)

Changes in working capital:
Increase in accounts receivable	(1,839)	(2,044)
Increase in inventories and consumables	(1,320)	(126)
(Increase)/decrease in other assets	(125)	834
(Increase)/decrease in prepayments and other current assets	(1,539)	1,000
Decrease in amounts due from related parties	75	116
(Increase)/decrease in amounts due from domestic carriers	(160)	267
Increase/(decrease) in accounts payable, accrued liabilities and taxes payable	4,659	(2,156)
Increase in advances from customers	4,805	1,653
Decrease in deferred revenue	(1,639)	(2,993)
Decrease in other obligations	(2,101)	(767)
Increase/(decrease) in amounts due to ultimate holding company	413	(1,733)
Increase/(decrease) in amounts due to related parties	1,942	(551)
Increase in amounts due to domestic carriers	180	396
(Decrease)/increase in payables in relation to disposal of the CDMA business	(761)	768

Cash generated from operations	63,990	67,794

NOTES (All amounts in RMB millions unless otherwise stated)
1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. After disposal of the CDMA mobile business to China Telecom Corporation Limited (“China Telecom”) on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “Mobile business”, the services aforementioned other than the Mobile business is hereinafter collectively referred to as the “Fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited (“SEHK”) on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

On 15 November 2008, the Company was notified by its substantial shareholders, namely China Unicom (BVI) Limited (“Unicom BVI”) and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”), that their respective parent companies, namely, China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, the parent company of Unicom BVI, hereinafter referred to as “Unicom Group”) and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as “Netcom Group”), had agreed to undertake a merger (the “Parent Merger”). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group, had been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and had become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group have vested in Unicom Group and Unicom Group remains the ultimate holding company of the Company.

The financial figures in respect of the announcement of the Group’s results for the year ended 31 December 2009 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

(a)	Acquisitions of certain assets and businesses from Unicom Group and Netcom Group in 2009

On 31 January 2009, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and Netcom Group of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as the “2009 Business Combination”.

(b)	Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited in 2009

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into an agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the fixed-line telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted to CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.

(c)	Merger between CUCL and China Netcom (Group) Company Limited in 2009

On 1 January 2009, as part of the Company’s integration with China Netcom, the Company completed the reorganisation of its wholly-owned subsidiaries, namely (i) CUCL and (ii) China Netcom (Group) Company Limited (“CNC China”, a wholly-owned foreign enterprise established in the PRC and a wholly-owned subsidiary of China Netcom), pursuant to which CUCL merged with, and absorbed, CNC China. The merged company retains the name of China United Network Communications Corporation Limited and remains a wholly-owned subsidiary of the Company. The CNC China mentioned below represents CNC China before the merger with CUCL on 1 January 2009.

The merger between CUCL and CNC China does not have any impact on the consolidated financial statements.

(d)	2008 disposal and business combination activities
•	Disposal of the Group’s CDMA business to China Telecom in 2008

On 1 October 2008, the Company completed the disposal of the CDMA business to China Telecom in accordance with the CDMA business framework agreement (“the Framework Agreement”) and the CDMA business disposal agreement (“the Disposal Agreement”) entered into among the Company, CUCL and China Telecom.

•	Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom in 2008 (hereinafter referred to as the “2008 Business Combination”)

On 15 October 2008, the Company completed its merger with China Netcom by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance. The consideration for the 2008 Business Combination was approximately HKD117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HKD0.10 each of the Company to the shareholders of China Netcom.
2.	Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (''IASB’’), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (''IASs’’) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (''HKFRSs’’), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (''HKASs’’) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (''HKICPA’’), are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

3.	Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business), available-for-sale financial assets and derivative financial instrument at fair value through profit or loss.
(a)	Business Combination of Entities and Business under Common Control and Purchase of Target Assets

The merger between the Company and China Netcom was considered a business combination of entities under common control as their respective ultimate holding companies, namely Unicom Group and Netcom Group, were both under the common control of SASAC. Further, the 2008 Business Combination was carried out by reference to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated 24 May 2008 jointly issued by the Ministry of Industry and Information Technology (“MIIT”), the National Development and Reform Commission (“NDRC”) and the Ministry of Finance of the PRC. As set out in Note 1, Unicom Group and Netcom Group had merged on 6 January 2009 following the merger between the Company and China Netcom.

The 2009 Business Combination was also considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was under the control of Unicom Group, the Group’s ultimate holding company.

Under HKFRSs, the 2008 Business Combination and 2009 Business Combination were accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Under IFRSs/HKFRSs, the purchase of the Target Assets in 2009 of approximately RMB0.53 billion was accounted for as an asset purchase in accordance with IAS/HKAS 16 “Property, plant and equipment” in the period of purchase.

(b)	Summary of the restatement to 2008 comparative financial information

The impact of the restatement of 2008 comparative financial information in connection with the 2009 Business Combination is summarised as follows:

	As	2009
	previously	Business
	reported	Combination	Eliminations	As restated

For the year ended 31 December 2008

Results of continuing operations:
Revenue	148,906	14,337	(3,451)	159,792
Profit for the year	6,340	1,537	(52)	7,825

	As	2009
	previously	Business
	reported	Combination	Eliminations	As restated

As at 31 December 2008

Financial position:
Non-current assets	308,804	1,959	(144)	310,619
Current assets	36,120	3,450	(1,437)	38,133
Total assets	344,924	5,409	(1,581)	348,752
Non-current liabilities	12,995	97	—	13,092
Current liabilities	125,219	4,062	(1,348)	127,933
Total liabilities	138,214	4,159	(1,348)	141,025
Net assets	206,710	1,250	(233)	207,727
(c)	Discontinued Operations

On 2 June 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on 1 October 2008. In accordance with IFRS/HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the IASB/HKICPA (“IFRS/HKFRS 5”), the results and cash flows of the operations of the CDMA operating segment of the Group have been presented as discontinued operations in the consolidated statement of income and statement of cash flows of the Group for the year ended 31 December 2008. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as “gain on disposal of discontinued operations” in the consolidated statement of income for the year ended 31 December 2008.

For details, please refer to Note 17.

(d)	Going Concern Assumption

As at 31 December 2009, current liabilities of the Group exceeded current assets by approximately RMB169.2 billion (2008: approximately RMB89.8 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities;

•	Revolving banking facilities of approximately RMB113.3 billion, of which approximately RMB58.8 billion was unutilised as at 31 December 2009; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and will consider the opportunities in the current capital market to take advantage of low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2009 have been prepared under the going concern basis.

(e)	Significant Accounting Policies and Critical Accounting Estimates and Judgment

Except for (i) those new/revised standards and amendments to standards adopted for the first time for the financial year beginning 1 January 2009 which are detailed in Note 2 “Summary of significant accounting policies”, to the consolidated financial statements as set out in the Group’s 2009 annual report; (ii) the accounting for the lease of Telecommunications Networks in Southern China and (iii) exclusion of depreciation and amortisation charges and finance costs directly attributable to the property, plant and equipment and related non-current assets and liabilities retained by Unicom New Horizon in the 2008 comparative financial information which has been restated by applying merger accounting/predecessor values method in connection with 2009 Business Combination , the basis of preparation, the significant accounting policies adopted and critical accounting estimates and judgment made in the preparation of the annual financial statements for the year ended 31 December 2009 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2008.
4.	SEGMENT INFORMATION

The Chief Operating Decision Maker (the “CODM”) has been indentified as the Board of Directors (“the BOD”) of the Company which regularly reviews the Group’s internal reporting in order to assess performance and allocate resources; and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group’s continuing operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

Continuing operations:
•	Mobile business — the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

•	Fixed-line business — the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.

Discontinued operations:

•	CDMA business — the provision of the CDMA telephone and related services, through a leasing arrangement for the CDMA network capacity from Unicom New Horizon. The CDMA business was disposed of in October 2008.
Starting from 2009, the CODM evaluates results of each operating segment based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise of property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities. The 2008 comparative financial information has been restated to conform to current year’s presentation.

Revenues between segments are carried out on terms comparable to those that prevail in arm’s length transactions or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

4.1	Operating Segments

	2009
	Continuing operations
				Reconciling items
						Total
	Mobile	Fixed-line		Unallocated		continuing
	business	business	Subtotal	amounts	Eliminations	operations

Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163

Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—

Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945

Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortisation	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(5,780)	(8,276)	(13,471)	19	(21,728)
Leasing fee for telecommunications networks in Southern China	—	(2,000)	(2,000)	—	—	(2,000)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realised gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income — net	—	—	—	962	—	962

Segment profit/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277

Income tax expenses						(2,721)

Profit for the year						9,556

Attributable to:
Equity holders of the Company						9,556
Minority interest						—

						9,556

Other information:
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)

Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

	2008
	(As restated)
							Discontinued
							Operations
							(up to
							effective date
	Continuing operations						of disposal)
				Reconciling items
						Total
	Mobile	Fixed-line		Unallocated		continuing	CDMA
	business	business	Subtotal	amounts	Eliminations	operations	business	Total

Telecommunications service revenue	64,240	88,254	152,494	337	—	152,831	18,951	171,782
Information communication technology services and other revenue	359	4,339	4,698	364	—	5,062	92	5,154
Sales of telecommunications products	532	1,362	1,894	5	—	1,899	3,253	5,152

Total revenue from external customers	65,131	93,955	159,086	706	—	159,792	22,296	182,088
Intersegment revenue	265	3,407	3,672	1,214	(4,886)	—	—	—

Total revenue	65,396	97,362	162,758	1,920	(4,886)	159,792	22,296	182,088

Interconnection charges	(10,753)	(5,776)	(16,529)	—	3,491	(13,038)	(1,661)	(14,699)
Depreciation and amortisation	(18,551)	(27,782)	(46,333)	(1,628)	—	(47,961)	(411)	(48,372)
Networks, operations and support expenses	(2,279)	(5,757)	(8,036)	(10,873)	173	(18,736)	(7,777)	(26,513)
Employee benefit expenses	—	—	—	(20,967)	209	(20,758)	(1,600)	(22,358)
Other operating expenses	(9,054)	(13,901)	(22,955)	(15,746)	953	(37,748)	(8,966)	(46,714)
Finance costs	—	—	—	(3,137)	714	(2,423)	(6)	(2,429)
Interest income	—	—	—	979	(714)	265	10	275
Impairment loss on property, plant and equipment	—	(11,837)	(11,837)	—	—	(11,837)	—	(11,837)
Other income — net	—	—	—	2,097	—	2,097	22	2,119

Segment profit/(loss) before income tax	24,759	32,309	57,068	(47,355)	(60)	9,653	1,907	11,560

Income tax expenses						(1,828)	(469)	(2,297)

Gain on disposal of the CDMA business						—	26,135	26,135

Profit for the year						7,825	27,573	35,398

Attributable to:
Equity holders of the Company						7,826	27,572	35,398
Minority interest						(1)	1	—

						7,825	27,573	35,398

Other information:
Provision for doubtful debts	(1,371)	(1,639)	(3,010)	(15)	—	(3,025)	(383)	(3,408)

Capital expenditures for segment assets (a)	33,852	31,540	65,392	5,471	—	70,863	—	70,863

	31 December 2009
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045

Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

	31 December 2008
	(As restated)
				Reconciling items
	Mobile	Fixed-line		Unallocated
	business	business	Subtotal	amounts	Eliminations	Total

Total segment assets	130,041	184,127	314,168	35,071	(487)	348,752

Total segment liabilities	53,496	34,484	87,980	53,390	(345)	141,025

(a)	Capital expenditures under “unallocated amounts” represent capital expenditures on common facilities, which benefit all operating segments.
5.	PROPERTY, PLANT AND EQUIPMENT

After the completion of the merger with China Netcom (Note 1) in 2008, management reconsidered the Group’s strategy regarding the Personal Handyphone System (“PHS”) services business at the end of 2008 and expected to gradually phase out this operation over the subsequent 3 years. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. The test for impairment was conducted for the PHS services related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use was determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate of 15%, the period covered by the cash flow forecast of 3 years, the future loss of customers at an annual rate of decline ranging from 60% to 80%, and the decrease in average revenue per subscriber at an annual rate of decline of 15%.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends, expected remaining life of the PHS services business and the physical conditions of the PHS services related equipment. Based on the above, the Group recognised an impairment loss on PHS services related equipment of approximately RMB11,837 million for the year ended 31 December 2008.

As at 31 December 2009, management updated the impairment analysis for the PHS services related equipment and concluded there was no need for additional recognition or reversal of the impairment loss on PHS services related equipment.

6.	TAXATION

		2008
	2009	(As restated)

Provision for enterprise income tax on the estimated taxable profits for the year
- Hong Kong	45	24
- Outside Hong Kong	2,282	4,661

	2,327	4,685
Deferred taxation	394	(2,857)

Income tax expense	2,721	1,828

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company’s subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2008: 25%).

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 22 April 2009, the PRC State Administration of Taxation issued a notice regarding the determination of PRC TRE status and provided implementation guidance in withholding income tax for non-TRE enterprise shareholders. The Company performed an assessment and concluded that it meets the definition of PRC TRE. Therefore, as at 31 December 2008 and 2009, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s consolidated financial statements for the undistributed income of the Company’s subsidiaries in the PRC.

For the Company’s non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

7.	ACCOUNTS RECEIVABLE, NET

The aging analysis of accounts receivable is as follows:

		2008
	2009	(As restated)

Within one month	6,384	6,750
More than one month to three months	1,235	1,560
More than three months to one year	2,936	2,944
More than one year	2,340	1,549

	12,895	12,803
Less: Provision for doubtful debts	(4,070)	(3,462)

	8,825	9,341

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.
There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.
8.	SHARE CAPITAL

	2009	2008
	HKD millions	HKD millions
Authorised:
30,000,000,000 ordinary shares, par value of HKD0.10 each	3,000	3,000

		Ordinary
		shares, par
	Number of	value of HKD0.1
	shares	each
Issued and fully paid:	millions	HKD millions	Share capital	Share premium	Total

At 1 January 2008	13,635	1,363	1,437	64,320	65,757
Issuance of shares upon exercise of options	31	3	3	252	255
Issuance of shares in connection with 2008 Business Combination (Note a)	10,102	1,010	889	102,212	103,101

At 31 December 2008	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note b)	694	69	60	6,651	6,711
Off-market share repurchase (Note c)	(900)	(90)	(79)	—	(79)

At 31 December 2009	23,562	2,355	2,310	173,435	175,745

Note a:	Pursuant to an ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the Company issued 10,102,389,377 ordinary shares of HKD0.10 each at a price of HKD11.60 per share with fair value or total price of approximately RMB103.1 billion on 15 October 2008 in exchange for the entire issued share capital of China Netcom.

Note b:	On 21 October 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica S. A. (“Telefónica”) treasury shares at a price of Euro17.24 each. Please refer to Note 16 for details.

Note c:	Pursuant to a special resolution passed at the extraordinary general meeting held on 3 November 2009, the Company repurchased 899,745,075 shares, being all the shares owned by SK Telecom Co., Ltd, by way of an off-market share repurchase. The total consideration of HKD9,991,669,058, being HKD11.105 for each share, was satisfied in cash upon completion. The total consideration of HKD9,991,669,058 (equivalent to RMB8,801,661,273) was charged to retained profit. The repurchased shares were cancelled subsequently.

In addition, pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HKD89,974,508 (equivalent to RMB79,258,544) was transferred from share capital to the capital redemption reserve.

9.	RESERVES

	Employee		Available-
	share-based		for-sale
	compensation	Revaluation	fair value	Statutory	Other
	reserve	reserve	reserve	reserves	Reserve	Total

Balance at 1 January 2008 (As previously reported)	516	1,113	—	17,933	56,713	76,275
Adjusted for 2009 Business Combination under common control (Note 1)	—	32	185	832	4,957	6,006

Balance at 1 January 2008 (As restated)	516	1,145	185	18,765	61,670	82,281

Total comprehensive loss for the year	—	—	(141)	—	(29)	(170)
Effect of 2009 Business Combination	—	—	—	(201)	2,062	1,861
Transfer to retained profits in respect of depreciation on revalued assets	—	(984)	—	—	(70)	(1,054)
Transfer to statutory reserves	—	—	—	886	—	886
Appropriation to statutory reserve	—	—	—	3,542	—	3,542
Equity-settled share option schemes:
- Value of employee services	96	—	—	—	—	96
- Issuance of shares upon exercise of options	(72)	—	—	—	267	195
Issuance of shares for 2008 Business Combination (Note 1)	—	—	—	—	(103,101)	(103,101)

Balance at 31 December 2008 (As restated)	540	161	44	22,992	(39,201)	(15,464)

		Employee		Available-
	Capital	share-based		for-sale
	redemption	compensation	Revaluation	fair value	Statutory	Other
	reserve	reserve	reserve	reserve	reserves	Reserve	Total

Balance at 1 January 2009 (As previously reported)	—	540	136	—	22,361	(46,220)	(23,183)
Adjusted for 2009 Business Combination under common control (Note 1)	—	—	25	44	631	7,019	7,719

Balance at 1 January 2009 (As restated)	—	540	161	44	22,992	(39,201)	(15,464)

Total comprehensive loss for the year	—	—	—	(38)	—	—	(38)
Consideration for 2009 Business Combination under common control (Note 1)	—	—	—	—	—	(3,896)	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	(55)	—	—	—	(55)
Transfer to statutory reserves	—	—	—	—	490	—	490
Appropriation to statutory reserve	—	—	—	—	769	—	769
Equity-settled share option schemes:
- Value of employee services	—	27	—	—	—	—	27
Off-market share repurchase (Note 8)	79	—	—	—	—	—	79

Balance at 31 December 2009	79	567	106	6	24,251	(43,097)	(18,088)

10.	CORPORATE BONDS
On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The aging analysis of payables and accrued liabilities is as follows:

	2009	2008
		(As restated)

Less than six months	90,983	56,238
Six months to one year	4,031	4,232
More than one year	9,058	7,039

	104,072	67,509

12.	SHORT-TERM COMMERCIAL PAPER

CNC China issued RMB10 billion unsecured commercial paper with repayment periods of 365 days on 6 October 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised in the PRC capital market were RMB10 billion. The commercial paper were fully repaid on 8 October 2009.

13.	SHORT-TERM BANK LOANS

	Interest rates and final maturity	2009	2008

RMB denominated bank loans	Fixed interest rates ranging from 3.50% to 4.37% (2008: 4.54% to 6.80%) per annum with maturity through 2010 (2008: maturity through 2009)
- unsecured		55,104	10,780

HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin 0.42% for 2009 per annum with maturity through 2010
- unsecured		8,805	—

Total		63,909	10,780

14.	REVENUE
The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.
Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,487 million for the year ended 31 December 2009 (2008: approximately RMB4,598 million).

	2009	2008
		(As restated)
Continuing operations:
Mobile telecommunications service revenue	69,769	64,240
Fixed-line telecommunications service revenue	79,549	88,254
Unallocated telecommunications service revenue	275	337

Total telecommunications service revenue	149,593	152,831
Information communication technology services and other revenue	2,189	5,062
Sales of telecommunications products	2,163	1,899

	153,945	159,792

15.	OTHER INCOME — NET

	2009	2008
		(As restated)
Continuing operations:
Dividend income from available-for-sale financial assets	215	3
Gain on the non-monetary assets exchange	38	1,305
Others	709	789

	962	2,097

16.	MUTUAL INVESTMENT OF US$1 BILLION BY THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement (“Subscription Agreement”), pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On 21 October 2009 (“Completion Date”), the Company and Telefónica completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company.

At the inception of the subscription agreement on 6 September 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other. Upon settlement of the derivative financial instrument on completion of the mutual investment by the

Company and Telefónica in each other at the Completion Date, 21 October 2009, the derivative financial instrument was derecognised and an available-for-sale financial asset, representing the investment in the Telefónica shares, was recognised correspondingly at the then fair value of the Telefónica shares.

As at the Completion Date, 21 October 2009, the fair value of the Telefónica shares was determined to be approximately RMB7,952 million and the changes in fair value of the derivative financial instrument during the period from 6 September 2009 to 21 October 2009 resulted in a fair value gain of approximately RMB1,239 million, which has been recorded as “Realised gain on changes in fair value of derivative financial instrument” in the consolidated statement of income for the year ended 31 December 2009.

As at 31 December 2009, the related available-for-sale financial asset amounted to approximately RMB7,789 million. For the period from 21 October 2009 to 31 December 2009, loss on changes in fair value of available-for-sale financial asset amounted to approximately RMB163 million. The loss, net of tax impact of approximately RMB41 million, was recorded in the consolidated statement of comprehensive income.

17	DISCONTINUED OPERATIONS

On 2 June 2008 and on 27 July 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on 1 October 2008. The gain on disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.

The net assets of the CDMA business as at the effective date of the disposal of the CDMA business were as listed below:

Net assets disposed of:	Note		As at 1 October 2008

Cash and cash equivalents	(a	)	4,612
Property, plant and equipment			2,997
Goodwill			373
Deferred tax assets			6
Other assets			3,958
Inventories			525
Accounts receivable, net			690
Prepayments and other current assets			808
Deferred revenue			(444)
Accounts payable and accrued liabilities			(1,144)
Advances from customers			(4,428)
Minority interest			(5)

			7,948

Fair value of future service agreed in the Disposal Agreement			517
Transaction cost and taxation			184

Income tax expense arising from the disposal of the CDMA business			9,016
Gain on disposal of the CDMA business recognised in the statement of income			26,135

Cash consideration on disposal of the CDMA business			43,800
Less: Cash consideration receivable from disposal of the CDMA business			(13,140)
Cash and cash equivalents transferred			(1,148)

Net cash inflow			29,512

Note (a):	The balance represents cash and cash equivalent of approximately RMB1,148 million transferred and RMB3,464 million to be transferred to China Telecom in accordance with the Disposal Agreement.

The results and cash flows of the CDMA business for the year ended 31 December 2008 are presented as discontinued operations as follows:

Discontinued
operations of the
CDMA business
For the period from
1 January 2008 to
30 September 2008
(As restated)

Revenue	22,296
Expenses	(20,389)

Profit from discontinued operations before income tax	1,907
Income tax expenses	(469)

Profit for the period from discontinued operations	1,438

Gain on disposal of discontinued operations before income tax	35,151
Income tax expenses	(9,016)

Gain on disposal of discontinued operations after income tax	26,135

Profit for the period from discontinued operations	27,573

Discontinued
operations of the
CDMA business
For the period from
1 January 2008 to
30 September 2008

Net cash inflow from operating activities	656

Net cash outflow from investing activities	(23)
Cash inflow from disposal of discontinued operations	29,512

Net cash inflow from investing activities	29,489

Net cash inflow from financing activities	—

Net cash inflow from discontinued operations	30,145

The net cash outflow of approximately RMB5,039 million for discontinued operations for the year ended 31 December 2009 represents the income tax paid of approximately RMB9,190 million on the gain on the disposal of the CDMA business in 2008 and related professional service fees paid of approximately RMB139 million, offset by proceeds received of approximately RMB4,290 million from the disposal of the CDMA business.

18.	DIVIDENDS

At the annual general meeting held on 26 May 2009, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2008 totaling approximately RMB4,754 million which has been reflected as a reduction of retained profits for the year ended 31 December 2009. As at 31 December 2009, such dividends have been paid by the Company, except for dividends payable of approximately RMB307 million and RMB24 million due to Unicom BVI and Netcom BVI, respectively.

At a meeting held on 24 March 2010, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.16 per ordinary share to the shareholders for the year ended 31 December 2009 totaling approximately RMB3,770 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2009, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2010.

	2009	2008
Proposed final dividend:
RMB0.16 (2008: RMB0.20) per ordinary share by the Company	3,770	4,754

Dividend paid:
By the Company	4,754	2,732
By China Netcom (Note a)	—	3,499

	4,754	6,231

Note a:	Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, dividend paid include the dividends paid by China Netcom as if it had always been part of the Group.
19.	EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008.

Diluted earnings per share for the years ended 31 December 2009 and 2008 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2008, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive mainly arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2009	2008
		(As restated)
Numerator (in RMB millions):
Profit attributable to equity holders of the Company
- Continuing operations	9,556	7,825
- Discontinued operations	—	27,573

	9,556	35,398

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,767	23,751
Dilutive equivalent shares arising from share options	128	190

Shares used in computing diluted earnings per share	23,895	23,941

Basic earnings per share (in RMB)
- Continuing operations	0.40	0.33
- Discontinued operations	—	1.16

	0.40	1.49

Diluted earnings per share (in RMB)
- Continuing operations	0.40	0.33
- Discontinued operations	—	1.15

	0.40	1.48

20.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	2009	2008
		(As restated)
Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Leasing fee of Telecommunications Networks in Southern China	2,000	—
Charges for mobile subscriber value-added service	122	153
Rental charges for premises, equipment and facilities	820	678
Charges for the international gateway services	5	7
Agency fee incurred for procurement of telecommunications equipment	12	21
Charge for engineering and information technology-related services	2,786	2,603
Common corporate services income	3	140
Charges for common corporate services	266	563
Rental income from properties	1	10
Purchases of materials	375	516
Charges for ancillary telecommunications support services	689	558
Charges for support services	273	461
Charges for lease of telecommunications facilities	148	306
Income from information communication technologies services	70	118
Income for engineering design and technical services	15	40

Discontinued operations:
Charges for mobile subscriber value-added services	—	46
CDMA network capacity lease rental charges	—	6,009
Constructed capacity related cost of the CDMA network	—	234
Under HKFRSs and IFRSs, the 2009 Business Combination has been accounted for using merger accounting/predecessor values method. Accordingly, the transactions between the Target Business (See Note 1) and the Group were eliminated and not disclosed as related party transactions in the consolidated financial statements.

21.	CONTINGENT LIABILITIES

As aforementioned in Note 14, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on the management’s assessment and preliminary discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2009 and 2008.

22.	EVENTS AFTER BALANCE SHEET DATE

(a)	Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2009. For details, please refer to Note 18.

(b)	Issue of commercial paper

On 23 March 2010, CUCL announced that it will launch the issue of the first tranche of commercial paper for the year 2010 of an amount of RMB15 billion on 30 March 2010.

23.	COMPARATIVE FIGURES

As stated in Note 3(a), the 2008 comparative figures have been restated to reflect the effects of the 2009 Business Combination between entities and businesses under common control, which is accounted for using merger accounting/predecessor values method. In addition, upon the adoption of IFRS/HKFRS 8 “Operating Segment” in 2009, the 2008 comparative financial information of segment information has been restated to conform to the current year’s presentation. For details, please refer to Note 4.
BUSINESS OVERVIEW
In 2009, the Company continued various business integrations, deployed a full range of telecommunications services, focused on 3G infrastructure construction and operation, significantly upgraded broadband bandwidths. Overall, the Company’s various businesses continued to develop steadily.
Mobile Business
GSM Business
In 2009, the Company continued to develop different businesses in a coordinated manner. In particular, the Company enhanced the product integration of its fixed-line and mobile businesses to capture new subscribers while retaining existing subscribers. Overall, the GSM business maintained a steady growth. As at 31 December 2009, the total number of GSM subscribers reached 144.845 million, representing a net increase of 11.48 million, up by 8.6% from 2008. In 2009, the total GSM voice usage reached 423.05 billion minutes, up by 12.3% from 2008; the average minutes of use (MOU) was 252.0 minutes, up by 2.3% from 2008; the average revenue per user (ARPU) was RMB41.2, down by 2.4% from 2008.
In 2009, the Company continued to develop value-added services (VAS) and mobile data businesses, improved the penetration of the “Cool Ringtone” and GPRS services and sustained a rapid growth of GSM VAS business. As at 31 December 2009, the total number of “Cool Ringtone” subscribers was 49.22 million, representing a net increase of 5.093 million, and the penetration rate grew from 33.1% as at the end of 2008 to 34.0%; the total number of GPRS subscribers was 44.789 million, representing a net increase of 13.565 million, up by 43.4%, and the penetration rate grew from 23.4% as at the end of 2008 to 30.9%.

3G Business
On 1 October 2009, the Company started operating 3G business on a commercial basis. The Company currently aims to gain a leading position in the 3G network, service and business in China, with a set of strategies, including unifying the brands, services, tariffs, packaging, handset policies, and customer care. In addition, the Company introduced M/T content billing model and automatic tariff package upgrade for 3G data card subscribers. As at 31 December 2009, the Company provided 3G services in 335 cities across China. Targeting subscribers who demand for mobile Internet services, the Company promoted 3G services such as mobile Internet, mobile music, mobile TV, video handsets, mobile newspapers, and 3G data cards. In partnership with Apple Inc., the Company commenced the sale of iPhones to support the development of 3G high-end users. Furthermore, the Company built a nationwide unified e-sales service system to support the development of its 3G business. As at the end of 2009, the Company’s 3G subscribers in China reached 2.742 million, of which, 3G data card subscribers reached 0.448 million. In 2009, the total 3G voice usage reached 3.06 billion minutes, and ARPU was RMB141.7.
Fixed-line Business
Fixed-line Broadband and Data Communication Businesses
In 2009, the Company expedited the development of broadband upgrade and content applications, implemented differentiated selling and marketing strategies. The Company also pushed forward the development of “Home Gateway”, increased the proportion of high-speed bandwidth subscribers, and maintained a rapid growth of the fixed-line broadband business. As at 31 December 2009, the total number of fixed-line broadband subscribers was 38.55 million subscribers, representing a net increase of 8.469 million, up by 28.2% from the end of 2008, of which, subscribers with 2M-and-above bandwidth accounted for 83.2% of all fixed-line broadband subscribers, representing an increase of 21.3 percentage points from the end of 2008. The total number of subscribers of broadband content and applications reached 8.157 million, accounting for 21.2% of all fixed-line broadband subscribers. ARPU of fixed-line broadband was RMB57.2, down by 10.0% from 2008.
Traditional Fixed-line Business
In 2009, the Company utilized its full-service advantage, actively developed fixed-line voice VAS products, and endeavored to mitigate the contraction of its traditional fixed-line business through bundling service products and promoting voice packages. As at 31 December 2009, the total number of local access subscribers decreased by 6.748 million to 102.822 million, down by 6.2% from the end of 2008. The total number of subscribers of “personalized ring” was 26.631 million, down by 11.5% from the end of 2008; the penetration rate of Caller ID service was 71.4%, declined by 1.2 percentage points; the total number of subscribers of phone navigation was 0.799 million, up by 72.9% from the end of 2008. In 2009, the total local voice usage (excluding Internet dial-up usage) was 185.54 billion pulses, down by 8.9% from 2008; MOU was 145.4 minutes, down by 1.1% year over year; ARPU was RMB31.4, down by 11.2% from 2008.
Network Capacity
In 2009, the Company continued to strengthen its mobile and broadband network capacity. As at 31 December 2009, the Company’s WCDMA network coverage extended to 335 cities across China, with a total number of 107,000 base stations, and 56,000 sets of indoor coverage systems.

The Company continued to expand its GSM network coverage, to improve the operation quality of its networks. As at 31 December 2009, the GSM network switching capacity increased by 56.7% from 2008, and the number of GSM base stations increased by 36.7% from the end of 2008. The call-completion rate of GSM networks increased from 94.2% at the beginning of 2009 to 96.2%. The call-drop rate decreased from 0.52% at the beginning of 2009 to 0.41%.
As the Company continued to implement the broadband upgrade project, it has significantly improved the fixed-line broadband network capacity. As at 31 December 2009, the total number of IP access ports increased by 38.3% from the end of 2008, of which, the number of access ports with an access speed of 2M and above accounts for 96.8%, representing an increase of 32.8 percentage points from 64% at the end of 2008; international Internet outbound bandwidth increased by 148%; interconnection bandwidth with China Telecom increased by 49.3%; and backbone trunk bandwidth increased by 69.0% from the end of 2008.
In addition, the Company continued to promote network integration and launched the pre-commercial trial operation of GPON, 40GWDM; optimized and upgraded the transmission networks, improved the capacity and security of the IP networks; enhanced international network sharing and communication capacity. The Company added 35 outbound direct routes; international Internet outbound bandwidth reached 310Gb/s; submarine cable capacity reached 1,110G and international cross-continental cable capacity reached 1,882G.
Sales and Marketing
Branding
In 2009, the Company implemented the strategy to consolidate various brands, and established and launched a single unified brand “WO” for its full range of telecommunications services. As the Company promoted the 3G business, it also improved the brand recognition of WO. In 2009, the Company also established a total of 303 3G flagship stores, which contributed to enhance the customers’ experience and the Company’s corporate image.
Sales and Marketing Channels
In 2009, the Company continued to integrate and optimize its distribution channels for its full range of telecommunications services, developed its self-owned distribution channels and improved the sales capability of those channels. As a result, the percentage of new subscribers developed from self-owned channels increased from 19.2% at the beginning of the year to 28.0%. In addition, the Company reduced the hierarchy for the management of independent channels for more effective control. The Company also continued to promote the unified e-sales distribution system, which has been expanded nationwide. The innovative e-sales channels divert the pressure from the traditional sales channels, and improve the Company’s service quality.
Customer Service
In 2009, the Company continued to push forward the integration of customer service centers and established a nationwide and unified customer care system for its full-range telecommunication businesses. The Company also unified the customer service and distribution standards across the country, consolidated the customer service hotlines and began providing the subscribers “one-stop shop” customer service for the full range of telecommunications services.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
I. OVERVIEW
2009 was the first year that the Company has a full year operation after its reorganisation. The Company accelerated the development of 3G network construction, actively developed full-service operation, effectively deepened enterprise integration, and achieved an overall stable development of business. In 2009, the Group’s revenue reached RMB153.95 billion, profit for the year was RMB9.56 billion and basic earnings per share was RMB0.402. Excluding the effects of the deferred fixed-line upfront connection fees, revenue for the year would be RMB153.46 billion, of which, telecommunications service revenue would be RMB149.10 billion, down by 1.2% compared with last year (Note 2). Excluding the effects of non-comparable factors including deferred fixed-line upfront connection fees, gain from the non-monetary assets exchange, realised gain on changes in fair value of derivative financial instrument, lease fee for the telecommunications networks of 21 provinces in Southern China (the adjustment to exclude the above items is referred to herein below as the “Adjustment” or “Adjusted”), profit for the year after the Adjustment (Note 3) would be RMB9.61 billion, down by 35.2% compared with last year. Adjusted EBITDA (Note 4) would be RMB60.12 billion, down by 12.4% compared with last year.
In 2009, the liabilities-to-assets ratio (Note 5) increased from 40.4% as at 31 December 2008 to 50.5% as at 31 December 2009. Net cash flows from operating activities was RMB57.73 billion. Capital expenditure increased to RMB112.47 billion as a result of significant increase in expenditures on 3G network construction. Free cash flow (representing net cash flows from operating activities minus capital expenditures) was RMB-54.74 billion.
II. REVENUE
In 2009, faced with various challenges, including global financial crisis, intenisifed telecommunications market competition, further downward adjustments in tariffs and decline of traditional fixed-line business, the Company maintained stable income by proactively developing full-service operation with a focus on mobile and broadband business development. Excluding the effect of RMB0.49 billion deferred fixed-line upfront connection fees, revenue for the year would be RMB153.46 billion, of which, telecommunications service revenue accounted for RMB149.10 billion, down by 1.2% compared with last year.

The table below sets forth the changes in the composition of telecommunications service revenue and the percentage of total telecommunications service revenue constituted by each of the Group’s operating segments for the years of 2008 and 2009.

				2008
				(As restated)
	2009			(Note 1)
		As a		As a percentage of
		percentage of		telecommuni-
		telecommuni-		cations
	Total	cations service	Total	service
(RMB in millions)	amount	revenue	amount	revenue

Telecommunications service revenue (Note 2)	149,104	100.0%	150,954	100.0%
Include: Mobile business	69,769	46.8%	64,240	42.6%
Fixed-line business	79,059	53.0%	86,376	57.2%
Include: Broadband service	23,898	16.0%	20,962	13.9%

1.	Mobile Business

In 2009, the Company continued to maintain a steady growth in mobile business. Revenue from mobile business was RMB72.21 billion, of which, telecommunications service revenue accounted for RMB69.77 billion, up by 8.6% compared with last year. The number of mobile subscribers reached 147.587 million as at the end of 2009 with a net addition of 14.222 million subscribers from the end of 2008, including a net addition of 2.742 million 3G subscribers. Monthly average revenue per user (“ARPU”) of GSM business decreased from RMB42.3 in 2008 to RMB41.2 in 2009. ARPU of 3G business was RMB141.7.

In 2009, the Company proactively improved value-added services and promoted mobile data business, and continued to improve the penetration of SMS, GPRS and “Cool Ringtone” services. Value-added services revenue from mobile business amounted to RMB19.07 billion, up by 17.3% compared with last year and as a percentage of the telecommunications service revenue, increased from 25.3% in 2008 to 27.3% in 2009.

2.	Fixed-line Business

In 2009, the Company proactively adjusted its fixed-line business structure, further developed fixed-line broadband business and innovative business. The Company also endeavored to mitigate the declining trend of the traditional fixed-line voice business. Excluding the effect of deferred fixed-line upfront connection fees, revenue from the fixed-line business would reach RMB85.10 billion in 2009, of which, telecommunications service revenue would be RMB79.06 billion, down by 8.5% compared with last year.

As a result of downward adjustments of tariffs between fixed-line interconnection and the decline of Personal Handyphone System (“PHS”) business, the Company’s revenue from local telephone business continued to decrease and the Company continued to experience a significant loss of local telephone subscribers, despite of the Company’s effort in mitigating the declining trend of the traditional fixed-line business by taking advantage of full-service operation and offering bundle services and voice packages. The net reduction of local telephone subscribers for the year was 6.748 million and the aggregate number of local telephone subscribers was 102.822 million at the end of 2009. ARPU of the local telephone business decreased from RMB35.4 in 2008 to RMB31.4 in 2009. Revenue from local telephone business was RMB40.69 billion, down by 16.3% compared with last year.

The Company’s fixed-line broadband business continued to maintain a rapid growth. With the Company’s effort on increasing broadband access speed, enriching the application content, adopting diversified selling strategies, speeding up subscribers’ development and stabilizing subscribers’ APRU, net addition of broadband subscribers was 8.469 million in 2009 and the aggregate number of subscribers reached 38.550 million at the end of 2009. ARPU of broadband business decreased from RMB63.6 in 2008 to RMB57.2 in 2009. Service revenue from broadband business reached RMB23.90 billion, up by 14.0% compared with last year and as a percentage of the telecommunications service revenue from fixed-line business, increased from 24.3% in 2008 to 30.2% in 2009.

III. COSTS AND EXPENSES AND OTHERS
In 2009, total costs and expenses and others (including finance costs, interest income, other income-net, realised gain on changes in fair value of derivative financial instrument) amounted to RMB141.67 billion.
The table below sets forth the items of costs and expenses and others and their respective percentage of the corresponding telecommunications service revenue after the Adjustment for the years of 2008 and 2009:

			2008
			(As restated)
	2009		(Note 1)
		As a percentage		As a percentage of
		of telecommuni-		telecommuni-
		cations service		cations service
		revenue after	Total	revenue after
(RMB in millions)	Total amount	the Adjustment	amount	the Adjustment

Total	141,668	95.0%	150,139	98.8%
Include: Interconnection charges	12,955	8.7%	13,038	8.6%
Depreciation and amortisation	47,587	31.9%	47,961	31.6%
Networks, operations and support expenses	21,728	14.6%	18,736	12.3%
Leasing fee for telecommunications networks in Southern China	2,000	1.3%	—	—
Employee benefit expenses	21,931	14.7%	20,758	13.7%
Selling and marketing expenses	21,020	14.1%	19,614	12.9%
Cost in relation to information communication technology services	839	0.6%	3,010	2.0%
General, administrative and other expenses	12,175	8.2%	12,968	8.5%
Cost of telecommunications products sold	2,689	1.8%	2,156	1.4%
Finance costs, net of interest income	945	0.6%	2,158	1.4%
Impairment loss on property, plant and equipment	—	—	11,837	7.8%
Realised gain on changes in fair value of derivative financial instrument	-1,239	-0.8%	—	—
Other income-net	-962	-0.7%	-2,097	-1.4%

1.	Interconnection charges

The interconnection charges amounted to RMB12.96 billion in 2009, down by 0.6% compared with last year and as a percentage of telecommunications service revenue after the Adjustment, would be increased from 8.6% in 2008 to 8.7% in 2009.

2.	Depreciation and amortisation

In the fourth quarter of 2009, depreciation and amortization charges of 3G network assets increased by RMB0.65 billion. As a result of the provision of the impairment loss on the PHS service related equipment in 2008 and partly due to the full depreciation of certain property, plant and equipment, depreciation and amortisation charges of 2009 amounted to RMB47.59 billion, down by 0.8% compared with last year, and as a percentage of telecommunications service revenue after the Adjustment, would be up from 31.6% in 2008 to 31.9% in 2009.

3.	Networks, operations and support expenses

Due to various factors including the launch of 3G services, the expansion of GSM networks facilities and base stations and the increases in utilities charges and repair and maintenance expenses, the Company incurred networks, operations and support expenses of RMB21.73 billion in 2009, up by 16.0% compared with last year. Networks, operations and support expenses as a percentage of telecommunications service revenue after the Adjustment would be 14.6%, up by 2.3 percentage points compared with last year. As a result of network resources sharing and utilization of synergies, the lease fee for telecommunications networks was RMB1.19 billion, down by 22.6% from 2008.

4.	Leasing fee for telecommunications networks in Southern China

The Company completed an acquisition of business of 21 provinces in Southern China in January 2009. As the telecommunications networks of 21 provinces in Southern China are owned by Unicom New Horizon, the Company operated those networks through an operating lease from Unicom Group from January 2009. As a result, the Company incurred lease fee of RMB2.00 billion for those telecommunications networks in 2009.

5.	Employee benefit expenses

Due to various factors, such as increased employee insurance premium expenses and housing fund resulting from regulation and improved social average wages in China, employee benefit expenses in 2009 amounted to RMB21.93 billion, up by 5.7% compared with last year and as a percentage of telecommunications service revenue after the Adjustment would be 14.7%, up by 1.0 percentage point from 2008.

6.	Selling and marketing expenses

Since the commercial launch of 3G business from 1 October 2009, the Company engaged in active advertising campaign and marketing promotion, which resulted in a total selling and marketing expenses for the fourth quarter of 2009 of RMB1.17 billion. In 2009, selling and marketing expenses reached RMB21.02 billion, up by 7.2% compared with last year and as a percentage of telecommunications service revenue after the Adjustment would be 14.1%, up by 1.2 percentage points from last year.

7.	Cost in relation to information communication technology services

The Company adjusted the development strategy in relation to information communication technology business by focusing on the provision of technology services and reducing in hardware sales. As a result, cost in relation to information communication technology in 2009 was RMB0.84 billion, down by 72.1% from last year. Correspondingly, revenue from information communication technology services in 2009 was RMB1.04 billion, down by 71.9% from last year.

8.	General, administrative and other expenses

As the Company effectively utilized the synergy and closely monitored the growth of general and administrative expenses, general, administrative and other expenses was RMB12.18 billion in 2009, down by 6.1% compared with last year, and as a percentage of telecommunications service revenue after the Adjustment would be 8.2%, down by 0.3 percentage points from last year.

9.	Cost of telecommunications products sold

As affected by the increases in the number of mobile handsets sold and handsets subsidies after the commercial launch of 3G business, the cost of telecommunications products sold amounted to RMB2.69 billion, up by 24.7% compared with last year. Correspondingly, revenue from sale of telecommunications products in 2009 amounted to RMB2.16 billion, up by 13.9% compared with last year.

10.	Finance costs, net of interest income

The Company further improved its debts structure through enhancing the centralisation of fund management and fund operation and actively obtained low-cost fund raising sources. As a result of such efforts and the reduction of base lending rate and the increase in the amount of capitalized interest related to the construction undertaken by the Company in 2009, the Company’s finance costs, net of interest income decreased from RMB2.16 billion in 2008 to RMB0.94 billion in 2009, down by 56.2%.

11.	Impairment loss on property, plant and equipment

After the completion of the merger with China Netcom, management considered the Group’s strategy regarding the PHS services business at the end of 2008 and expected to have an economic impact from gradually phasing out this operation over the subsequent 3 years. The test for impairment was therefore conducted for the PHS services related equipment. Accordingly, the Group recognised an impairment loss on PHS services related equipment of approximately RMB11.837 billion for the year ended 31 December 2008.

As at 31 December 2009, management updated the impairment analysis for the PHS services related equipment and concluded there was no need for additional recognition or reversal of the impairment loss on PHS services related equipment.

12.	Other income-net

In 2009, other income, net was RMB0.96 billion, down by 54.1% compared with last year, of which, gain on non-monetary assets exchanged was RMB0.04 billion, down by RMB1.27 billion compared with last year.

13.	Realised gain on changes in fair value of derivative financial instrument

In order to strengthen the cooperation between the Company and Telefónica S.A. (“Telefónica”), the parties entered into a subscription agreement on 6 September 2009, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares. On 21 October 2009 (completion date) the Company and Telefónica completed the mutual investment. At the inception of the subscription agreement on 6 September 2009, the Company’s agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 “Financial instrument: Recognition and measurement” as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument was derecognised upon completion. The changes in the fair value of the derivative financial instrument during the period from 6 September 2009 to 21 October 2009 resulted in a fair value gain of approximately RMB1.239 billion, which has been recorded in the consolidated statement of income for the year ended 31 December 2009.
IV. EARNINGS
1.	Profit before income tax

In 2009, the Company’s profit before income tax was RMB12.28 billion, up by 27.2% compared with last year, mainly due to the Company’s provision for impairment loss on PHS service related equipment in 2008. Profit from continuing operations before income tax after the Adjustment (Note 3) would be RMB12.51 billion, down by 35.2% compared with last year. Such decresase is mainly caused by the decline of fixed-line voice business and initial development of 3G business, in respect of which the related revenue is not sufficient to cover the increased costs and expenses, including depreciation and amortization charges, networks, operations and support expenses and selling and marketing expenses.

2.	Income tax

The Company’s income tax was RMB2.72 billion and the effective tax rate in 2009 was 22.2%. Effective tax rate after the Adjustment (Note 3) would be 23.2%.

3.	Profit for the year

In 2009, the Company’s profit from continuing operations reached RMB9.56 billion, up by 22.1% compared with last year. Basic earnings per share was RMB0.402. Profit from continuing operations after the Adjustment (Note 3) would be RMB9.61 billion, down by 35.2% compared on the same basis with last year.

V. ADJUSTED EBITDA
The Company’s adjusted EBITDA from continuing operations would be RMB60.12 billion in 2009, down by 12.4% compared with last year. Adjusted EBITDA margin from continuing operations (adjusted EBITDA as a percentage of the total revenue excluding deferred fixed-line upfront connection fees) would be 39.2%, down by 4.0 percentage compared with last year.
VI. CAPITAL EXPENDITURE AND CASH FLOWS
Capital expenditure of the Company totaled RMB112.47 billion in 2009, which mainly consisted of investments in the GSM, 3G, broadband and data, transmission and IT network infrastructure. In 2009, capital expenditure attributable to 3G cellular business was RMB36.40 billion. Capital expenditure attributable to GSM cellular business was RMB20.58 billion. Capital expenditure attributable to broadband and data business was RMB18.80 billion. Capital expenditure attributable to infrastructure and transmission network was RMB25.01 billion. Capital expenditure attributable to IT system was RMB6.74 billion.
In 2009, the Company’s net cash inflow from operating activities was RMB57.73 billion while capital expenditure was RMB112.47 billion which was resulted from a significant increase in capital expenditure attributable to 3G network construction. Free cash flow was RMB-54.74 billion.
The table below sets forth the major items of capital expenditure in 2009 and the planned capital expenditure in 2010.

	2009		2010
RMB (in billions)	Total amount	As percentage	Total amount	As percentage

Total	112.47	100.0%	73.50	100.0%
Include: 3G cellular business	36.40	32.4%	23.00	31.3%
GSM cellular business	20.58	18.3%	8.00	10.9%
Fixed-line telephone business	0.60	0.5%	0.60	0.8%
Broadband and data business	18.80	16.7%	15.30	20.8%
Innovation and value-added platform	2.08	1.8%	2.70	3.7%
IT system	6.74	6.0%	4.30	5.9%
Infrastructure and transmission network	25.01	22.2%	17.40	23.7%
Others	2.26	2.0%	2.20	3.0%
The Company’s planned capital expenditure for 2010 is estimated to be approximately RMB73.5 billion. Capital expenditure for expansion of 3G network coverage is estimated to be approximately RMB23.0 billion. Capital expenditure for the GSM cellular business is estimated to be approximately RMB8.0 billion. Capital expenditure for broadband and data business is estimated to be approximately RMB15.3 billion. Capital expenditure for infrastructure and transmission network is estimated to be approximately RMB17.4 billion. Capital expenditure for IT system is estimated to be approximately RMB4.3 billlion. Capital expenditure for innovation and value-added platform is estimated to be approximately RMB2.7 billion.

VII. BALANCE SHEET
As a result of increase in capital expenditure on construction of 3G network, the Company’s total assets increased from RMB348.75 billion as at 31 December 2008 to RMB417.05 billion as at 31 December 2009. Total liabilities increased from RMB141.03 billion as at 31 December 2008 to RMB210.58 billion as at 31 December 2009. The liabilities-to-assets ratio increased from 40.4% as at 31 December 2008 to 50.5% as at 31 December 2009. The debt-to-capitalisation ratio (Note 6) increased from 12.6% as at 31 December 2008 to 26.5% as at 31 December 2009.
As at 31 December 2009, the Group had net current liabilities (i.e. current assets minus current liabilities) of RMB169.21 billion, representing an increase of RMB79.41 billion, compared with RMB89.80 billion as at 31 December 2008. This increase is mainly caused by increase in short-term borrowings and accounts payable. Taking into consideration of the Company’s stable net cash inflows from its operating activities and its good credit record, the Company believes that it should have sufficient funds to meet its needs for working capital.
Note 1:	The Company completed an acquisition of fixed-line business across the 21 provinces in Southern China, and the three subsidiaries in January 2009, which was accounted for in accordance with Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) in November 2005 by applying merger accounting. Under the IFRS, the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS. The acquired assets and liabilities are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been a part of the Group.

Note 2:	In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008; and

(2)	interconnection revenue of RMB0.99 billion between certain fixed-line business and the discontinued operations of CDMA business for 2008.
Note 3:	In order to ensure the comparability of profit before tax and profit for the year, the non-comparable factors below which are reflected in the figures of current year and last year are therefore excluded for additional analysis purpose:
(1)	deferred fixed-line upfront connection fees of RMB0.49 billion for 2009 and RMB0.89 billion for 2008;

(2)	gain of RMB0.04 billion from the non-monetary assets exchange for 2009 and RMB1.31 billion for 2008;

(3)	the lease fee of RMB2.00 billion for the telecommunications networks of 21 provinces in Southern China for 2009 (The Company completed the acquisition of fixed-line business across the 21 provinces in Southern China, backbone assets in Northern China and the three subsidiaries in January 2009. The underlying network assets of 21 provinces in Southern China are owned by Unicom New Horizon after the acquisition, and have been operated by the Company under operating lease from Unicom New Horizon since 2009. Since the comparative figures of 2008 include all fixed-line business revenue and operating costs of the telecommunications network of Southern China, but not the depreciation and amortization of the underlying network assets, finance costs attributable to construction of the network and the lease fee for the telecommunications networks of 21 provinces in Southern China, the figures for 2009 therefore exclude this lease fee.);

(4)	realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009; and

(5)	impairment loss of RMB11.84 billion on PHS service related equipment in 2008.
Note 4:	EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factors such as deferred fixed-line upfront connection fees, lease fee for the telecommunications networks of 21 provinces in Southern China, realised gain on changes in fair value of derivative financial instrument and impairment loss on PHS service related equipment in 2008. From the perspective of cash flow and continuing operation, the above non-comparable factors are not considered as the Company’s operating performance, the Company therefore believes that adjusted EBITDA excluding the above non-comparable factors could not only provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company’s performance and liquidity.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 5:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 6:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.
EMPLOYEE AND REMUNERATION POLICY
As at 31 December 2009, the Group had approximately 216,600, 190 and 40 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 105,000 temporary employees in Mainland China. For the year ended 31 December 2009, employee benefit expenses were approximately RMB21.931 billion (for the year ended 31 December 2008: RMB20.758 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.
The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company’s shares.

CORPORATE GOVERNANCE
The Company is committed to maintaining high standards of corporate governance. The Company complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2009, except for the following:
(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing has served as Chairman and the Chief Executive Officer (the “CEO”) of the Company since December 2004. Mr. Lu Yimin has served as the Company’s President since 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company’s articles of association.
AUDIT COMMITTEE
The audit committee, together with management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2009.
The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming.
REMUNERATION COMMITTEE
The major responsibilities of the remuneration committee include: considering and approving the remuneration policies proposed by management, remuneration packages of directors and senior management as well as the Company’s share option schemes.

The remuneration committee comprises Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming, all being independent non-executive directors of the Company. The Chairman of the remuneration committee is Mr. Wu Jinglian.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to directors as to their respective compliance with the relevant code for securities transactions in 2009, and all of the directors have confirmed such compliance.
CHARGE ON ASSETS
As at 31 December 2009, the Group did not pledge any property, plant and equipment to banks as loan security (2008: Nil).
REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY
On 21 October 2009, the Company and Telefónica S.A. (“Telefónica”) completed the mutual investment in the amount of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of the Company (“Shares”) at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of EUR17.24 each to the Company. Please refer to the subsection headed “Increase in Shareholding Interest in the Company by Telefónica and Investment by the Company in Telefónica; Strategic Alliance between the Company and Telefónica” below for details.
In addition, on 25 September 2009, the Company received a conditional irrevocable offer from SK Telecom Co., Ltd. (“SKT”) for the sale by SKT to the Company of 899,745,075 ordinary shares of the Company, at a price of HK$11.105 each, by way of an off-market share repurchase by the Company. The Share Repurchase (as defined below) was approved by shareholders of the Company at the extraordinary general meeting held on 3 November 2009 and was completed on 5 November 2009. Please refer to the subsection headed “Off-Market Share Repurchase” below for details.
The repurchased 899,745,075 shares were subsequently cancelled by the Company and the issued share capital of the Company was reduced by the par value thereof. The total consideration of approximately HKD9,992 million (equivalent to approximately RMB8,802 million) were charged to the retained profit account.
Save as disclosed above, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company’s listed shares for the year ended 31 December 2009.

INCREASE IN SHAREHOLDING INTEREST IN THE COMPANY BY TELEFÓNICA AND INVESTMENT BY THE COMPANY IN TELEFÓNICA; STRATEGIC ALLIANCE BETWEEN THE COMPANY AND TELEFÓNICA
On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of US$1 billion in the other party through an acquisition of shares in the other party. The parties also entered into a strategic alliance agreement pursuant to which the parties agreed to establish a strategic alliance in order to strengthen the business of each other by cooperation based on the network, business model and experience of each other.
On 21 October 2009, the Company and Telefónica completed the mutual investment of the equivalent of US$1 billion in each other, which was implemented by way of the subscription by Telefónica of 693,912,264 new ordinary shares in the capital of the Company at a price of HK$11.17 each and the contribution by Telefónica of 40,730,735 treasury shares in the capital of Telefónica at a price of EUR17.24 each to the Company. As at 21 October 2009, following the completion of the mutual investment, the Company had a shareholding interest of approximately 0.87% in the issued share capital of Telefónica and Telefónica’s indirect shareholding interest in the Company increased from approximately 5.38% to approximately 8.06% in the issued share capital of the Company.
Please refer to the Company’s announcements dated 6 September 2009 and 21 October 2009 for details.
OFF-MARKET SHARE REPURCHASE
On 25 September 2009, the Company received a conditional irrevocable offer (the “SKT Offer”) from SKT for the sale by SKT to the Company of 899,745,075 shares (the “Repurchase Shares”, comprising all the shares of the Company owned by SKT), by way of an off-market share repurchase by the Company (the “Share Repurchase”). The consideration for the Share Repurchase was HK$9,991,669,057.87, being HK$11.105 for each Repurchase Share, and was payable in cash. The Share Repurchase was approved by shareholders of the Company at the extraordinary general meeting held on 3 November 2009 and was completed on 5 November 2009.
Please refer to the Company’s announcements dated 28 September 2009, 3 November 2009 and 5 November 2009, respectively, and circular dated 9 October 2009 for details.
ACQUISITIONS OF CERTAIN ASSETS AND BUSINESSES FROM UNICOM GROUP AND NETCOM GROUP IN 2009 AND LEASE OF TELECOMMUNICATIONS NETWORKS BY CUCL FROM UNICOM NEW HORIZON
On 31 January 2009, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and China Network Communications Group Corporation (“Netcom Group”) of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the “Fixed-line Business in Southern China”) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries (“Target Assets”); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited (“CITDCI”) owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom (“New Guoxin”) owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the “Target Business” and the acquisition of the Target Business is referred to as the “2009 Business Combination”.
In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group) entered into a network lease agreement (the “Network Lease Agreement”) in relation to the lease (the “Lease”) of the telecommunications networks of the 21 provinces in Southern China (“Telecommunications Networks in Southern China”) by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of such networks determined by an independent appraiser.
iPHONE
On 28 August 2009, the Company and Apple Inc. reached a three-year agreement for the Company to sell iPhone in China. The Company launched iPhone and the related services on 30 October 2009.
FINAL DIVIDEND
The Board of Directors proposed to pay a final dividend of RMB0.16 per share (the “2009 Final Dividend”), with an aggregate value of approximately RMB3.77 billion, to the shareholders. If approved by shareholders at the coming annual general meeting, the final dividend is expected to be paid in Hong Kong dollars on or about 11 June 2010 to those members registered in the Company’s register of members as at 12 May 2010.
ANNUAL GENERAL MEETING
The annual general meeting of the Company will be held on 12 May 2010. Notice of the annual general meeting will be published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk and will be sent to shareholders in due course.

CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 10 May 2010 to 12 May 2010 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Wednesday, 12 May 2010 (or any adjournment thereof) and (ii) the proposed 2009 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:30 p.m. of 7 May 2010. The 2009 Final Dividend is expected to be paid in Hong Kong dollars on or about 11 June 2010 to those members registered in the Company’s register of members as at 12 May 2010 (the “Record Date”).
WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2009 FINAL DIVIDEND
Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 27 April 2009 which became effective on 1 January 2008; (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), both becoming effective on 1 January 2008; and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2009 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.
As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2009 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.
In respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.
Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2009 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at or before 4:30 p.m. of 7 May 2010, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.
PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT
The 2009 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2009 annual report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to all shareholders in due course.
The 2009 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2009. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2009, which will be included in the Company’s 2009 annual report.
FORWARD-LOOKING STATEMENT
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of telecommunication industry and technology in the PRC; future growth of the market demand for telecommunication services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the effects of tariff reduction initiatives; the availability, terms and deployment of capital; changes in assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the Company’s proposed adjustment in its business strategies relating to the PHS business; changes in political, economic, legal and social conditions in the PRC; the recovery from the previous economic slowdown at home and abroad, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

By order of the Board China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary
Hong Kong, 24 March 2010

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

Exhibit 2
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CLOSURE OF REGISTER OF MEMBERS
AND
WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX
FOR NON-RESIDENT ENTERPRISES IN RESPECT OF
2009 FINAL DIVIDEND
China Unicom (Hong Kong) Limited (the “Company”) refers to the 2009 annual results announcement made by the Company on 24 March 2010 (the “2009 Annual Results Announcement”). This announcement also constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).
The board of directors of the Company (the “Board”) proposed to pay a final dividend of RMB0.16 per share (pre-tax) for the year ended 31 December 2009 (the “2009 Final Dividend”). The 2009 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on 12 May 2010.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 10 May 2010 to 12 May 2010 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Wednesday, 12 May 2010 (or any adjournment thereof) and (ii) the proposed 2009 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:30 p.m. of 7 May 2010. The 2009 Final Dividend is expected to be paid in Hong Kong dollars on or about 11 June 2010 to those members registered in the Company’s register of members as at 12 May 2010 (the “Record Date”).

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WITHHOLDING OF ENTERPRISE INCOME TAX
Pursuant to (i) the “Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “Notice”) issued by the State Administration of Taxation of the People’s Republic of China (the “SAT”) on 27 April 2009 which became effective on 1 January 2008; (ii) the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”) and the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” (the “Implementation Rules”), both becoming effective on 1 January 2008; and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2009 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the “Enterprise Income Tax”), and the withholding and payment obligation lies with the Company.
As a result of the foregoing, in respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2009 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.
In respect of any shareholders whose names appear on the Company’s register of members on the Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.
Shareholders who are not individual shareholders listed on the Company’s register of members and who (i) are resident enterprises of the People’s Republic of China (the “PRC”) (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2009 Final Dividend, should lodge with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at or before 4:30 p.m. of 7 May 2010, and present the documents from such shareholder’s governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

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IMPORTANT NOTICE
Investors should read this announcement carefully. If any investor would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.
                 By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
                           Chu Ka Yee
                  Company Secretary
Hong Kong, 24 March 2010
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

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